UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RELEASE ON THE DAMAGE AND RESTORATION STATUS REGARDING THE TOHOKU-PACIFIC OCEAN EARTHQUAKE AND FUTURE PROSPECTS

On March 30, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding the current status of restoration following the Tohoku - Pacific Ocean Earthquake that occurred on March 11, 2011. In addition to the release, NTT filed certain presentations prepared by itself and its subsidiaries, Nippon Telegraph and Telephone East Corporation and NTT DOCOMO, Inc., with respect to their restoration efforts. Attached are English translations of the press release and the presentations filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 30, 2011

March 30, 2011

Nippon Telegraph and Telephone Corporation

Nippon Telegraph and Telephone East Corporation

NTT DOCOMO, INC.

NTT Communications Corporation

Nippon Telegraph and Telephone West Corporation

Damage and Restoration Status Regarding the Tohoku-Pacific Ocean Earthquake and Future Prospects

Due to the impact of the Tohoku-Pacific Ocean Earthquake that occurred on March 11, 2011, some of NTT Group’s services, including fixed-line and mobile communication services, remain unavailable, particularly in the Tohoku region. The entire group is currently devoting its efforts towards restoration, and we apologize for any inconveniences caused.

After the earthquake, facilities were damaged and commercial power supply was disrupted at exchange offices, among other things, impacting approximately 1.5 million circuits for fixed-line services, approximately 6,700 mobile base station equipment, approximately 15,000 circuits for corporate data communication services and others.

In accordance with its disaster prevention operation plans based on the Basic Act on Disaster Control Measures, NTT Group established the Disaster Countermeasures Office and over 10,000 people from NTT group companies across the nation have been making an all-out effort to restore the damaged communication facilities and services. Through such efforts as its provision of the Disaster Emergency Message Dial and the Disaster Message Board service, deployment of mobile base station vehicles (approximately 30 vehicles) and satellite mobile phones (approximately 870 handsets) and installation of special public telephones (approximately 2,300 telephones), NTT Group is making efforts to secure a means of communication for those who were affected by the earthquake.

As a result of these efforts, more than 90 percent of the affected exchange offices and mobile base station equipment have been restored and services are gradually recovering. Going forward, NTT Group is planning to have its exchange offices and base stations almost completely restored (except for certain areas where restoration is physically difficult, such as areas surrounding the nuclear power plant and areas with physically damanged roads, tunnels, etc.) by the end of April through, among others, renewal of power supplies and equipment and re-installing relay transmission lines, repair of relay transmission lines to mobile base stations, and area remedies for mobile phones using large zone schemes where a single station covers multiple stations.

With regards to the remaining areas, NTT Group will endeavor to prioritize the restoration of services in particular areas, such as municipalities and evacuation shelters, and improve the communication environment by, among other things, providing even more satellite mobile phones and other communication means.

Regarding corporate data communication services, approximately 90 percent have been restored to date. Submarine cables connecting Japan with the United States and other parts of Asia have been partially damaged, but NTT Group has been using various backup cable routes to maintain uninterrupted services, and there is currently no impact on its overseas communication services.

To support the affected people of the disaster, NTT Group is, among other efforts, providing its communication services free of charge, safety confirmation information of those affected, and company residences as living space for those impacted by the earthquake. NTT Group is working to gather donations from its customers and has decided to donate one billion yen. NTT Group will devote its full strength to support the victims of this disaster and the recovery of the stricken areas.

The following summarizes the damage done to NTT group companies and the efforts made towards restoration.

1.	Damage and restoration status of Nippon Telegraph and Telephone East Corporation (“NTT East”)

(1)	Status of the impact on communication facilities

The current status of damage to the main communication facilities are as follows.

	Relay transmission lines

•	Disconnected in 90 routes

‚	Exchange office building

•	Demolished: 18 buildings

•	Submerged: 23 buildings

ƒ	Destruction by flood and collapse of telephone poles

•	Approximately 65,000 poles (coastal region)

„	Submersion and physical damage to aerial cables

•	Approximately 6,300 kilometers (coastal region)

(2)	Restoration efforts on communication facilities (facilities within exchange offices, transmission lines between exchange offices)

	Efforts undertaken so far

The earthquake and tsunami disrupted commercial power supply and caused equipment failure in approximately 1,000 exchange offices. NTT East responded by deploying emergency batteries, emergency power generators and mobile power supply vehicles to provide power. However, some exchange offices remained inoperable, resulting in the disruption of a total of approximately 1.5 million circuits at maximum in telephone subscriber lines, ISDN and FLET’S Hikari (FTTH) services as of March 13.

Under these circumstances, NTT East has thus far, with the help of other NTT group companies and construction companies, mobilized a total of some 6,000 people to make an all-out effort to restore these services. By 1:00 p.m., March 28 (JST), approximately 95 percent of the exchange offices have been restored along with the recovery of commercial power supply, leaving 55 dysfunctional exchange offices and approximately 110 thousand affected circuits remaining to be restored.

Number of circuits with communication service failures

Unit: circuits

Service	As of 1:00 p.m., March 28	As of 1:00 p.m., March 13
Telephone subscriber lines	81,500	898,100
ISDN	7,500	108,100
FLET’S Hikari	23,300	512,700

Total	112,300	1,518,900

Note:	Figures exclude failures due to circuit disruptions between customer homes and NTT East exchange offices.

‚	Status of the impact on exchange offices with discontinued services

The damage and restoration status of the exchange offices with discontinued services (55 buildings) as of March 28 are as follows.

Degree of damage		Number of buildings	Method of restoration	Expected restoration date
A	Only minor damages to buildings, but power supply facilities are damaged by flooding, etc.	16	Replacement of power supply facilities, adjustment of communication facilities, replacement of failed parts, etc.	Mid-next week

B	Significantly damaged relay transmission lines due to a collapsed bridge	4	In addition to case A, reconstruction of transmission lines (construction of backup relay routes and re-erection of poles)	Mid-April

C	Demolished exchange offices and facilities, significantly damaged relay transmission lines, etc.	26	Construction of exchange offices, installation of switchboards, reconstruction of transmission lines after road restoration	Aiming for late April but may delay*

D	Fukushima Nuclear Power Plant area	9	Once the evacuation order is lifted, confirm the status and take any necessary measures	TBD

*	Details will be announced separately once the timing of restoration is confirmed.

Also, if the degree of damage is assessed as “C” and municipal government office buildings are located within the area of an applicable exchange office, as a general rule, stopgap repair measures will be implemented within a week and public administration and other important circuits will be restored (5 buildings).

Forecasted number of days needed for restoration of services in exchange offices with discontinued services

Note:	The end of April is targeted, but there may be a delay depending on the situation. Details will be announced separately once the timing of restoration is confirmed.

(3)	Efforts to restore communication facilities (outdoor facilities)

Telephone poles, communication cables and other facilities outside NTT exchange offices suffered significant damage due to the earthquake and tsunami. Immediately after the earthquake, it was difficult to inspect these facilities as restricted areas were set and traffic controls applied, but as these restrictions were rescinded, NTT East has been confirming the conditions in these areas using helicopters and other means, and will direct its efforts towards service restoration going forward in accordance with the damage situation and the reconstruction of the cities.

(4)	Organization for restoration, etc.

After the earthquake struck, NTT East established a Disaster Countermeasures Office in its headquarters office, as well as Disaster Countermeasure Offices in the stricken prefectures, thus creating an organizational structure capable of close collaboration 24-hours-a-day. With a team of approximately 5,000 people, these Disaster Countermeasure Offices then commenced efforts to understand the extent and nature of the damage and initiate restoration.

Among others, in Iwate, Miyagi and Fukushima, the three prefectures where the damage was the greatest, a wide-area support structure was built, with staff dispatched from headquarters and other branch offices, as well as receiving assistance from NTT West and other group companies. Currently, a team of approximately 6,000 people are handling the restoration efforts.

(To address full restoration of services, it is planned that telecommunication construction companies will be added to the team to reinforce these efforts going forward.)

(5)	Efforts to support the affected people

	Provision of Disaster Emergency Message Dial, etc.

Since the earthquake, NTT East has been providing safety confirmation services “Disaster Emergency Message Dial 171” and “Disaster Emergency Broadband Message Board (Web 171)” to be used by those affected by the earthquake. As of 1:00 p.m. on March 28 (JST), “171” has been used approximately 3.17 million times cumulatively and “Web 171” approximately 0.24 million times cumulatively.

‚	Deployment of free public telephones, etc.

To secure a means of communication for people affected by the earthquake, NTT East has installed in 738 locations 2,308 special public telephones that are available for use free of charge (as of 12:00 noon, March 28 (JST)). This accommodation has been implemented in almost all locations requested by local governments.

Also, NTT East made the existing public telephones in the six prefectures located within the Tohoku region available for use free of charge immediately after the earthquake. At 7:00 p.m. on March 11 (JST), 122,000 public telephones across the entirety of Eastern Japan were made available for use free of charge. Currently, following the lifting of call restrictions, public telephones remain free in Iwate, Miyagi and Fukushima.

ƒ	Waiver of telephone charges, etc.

For customers who were actually unable to use their telephones or broadband services due to the earthquake, the basic charges for those periods, as well as service relocation costs when moving in to temporary housing, will be waived and the payment deadline for telephone and other charges will be extended.

„	Others

•	Installation of free Internet connection stations at evacuation shelters, etc.

Free Internet connection stations have been installed at evacuation shelters in 12 prefectures (138 stations) (of which 63 stations have Wi-Fi environment).

•	Taking messages from people in damaged areas

NTT East staff members deliver messages, on behalf of affected people, to their families, and if the family members are away from home, NTT East registers their messages on the Disaster Emergency Message Dial on their behalf.

2.	Damage and restoration status of NTT DOCOMO, INC. (“DOCOMO”)

(1)	Current status of communication facilities

With regard to base station equipment, the earthquake and tsunami caused disruptions to the commercial power supply and equipment failure, primarily in the Tohoku and the Kanto Koshinetsu regions. As of 5:00 p.m. on March 12 (JST), 6,720 stations were inoperable.

DOCOMO, with the help of other NTT group companies and construction companies, mobilized a total of some 4,000 people to make an all-out effort to restore its communication services. By 2:00 p.m., March 28 (JST), approximately 90 percent of the stations have been restored along with the recovery of the commercial power supply, leaving 690 stations remaining to be restored.

Many of the base station equipment yet to be restored include those that have suffered entrance circuit disruptions, submersion and physical damage of equipment, and those that are difficult to access due to the nuclear power plant incident.

Number of base station equipment with disrupted services

Note:	Actual amounts are shown for figures equal to or less than 20. Figures more than 20 have been rounded to the nearest ten.

For restoration going forward, DOCOMO has formulated a restoration plan for 375 base station*, equivalent to approximately 530 base station equipment with disrupted services (FOMA) in the three prefectures, Iwate, Miyagi and Fukushima. As for the 307 base stations in the Fukushima prefecture, excluding the 68 stations that are difficult to access due to the nuclear power plant incident, DOCOMO is endeavoring to restore a total of 248 stations (150 stations by mid-April and another 98 stations by late April) through restoration of transmission lines using optical fiber, micro-wireless circuits and satellite circuits and utilization of large zone schemes (a method to cover areas normally covered by multiple stations by utilizing a single station) by installing base stations at mountaintops and other locations.

As for the remaining 59 stations, due to delays in restoration from physical damage to mountain areas and facilities within road tunnels, among other factors, satellite mobile phones and other devices will be provided at meeting places/centers.

For specific details on the restoration plans, we intend to make the information available on the “Restoration Area Maps” in early April.

*	Base station: A base that has base station equipment installed. There may be instances where there are multiple base station equipment (2 GHz and 800MHz, etc.) installed on a single base station.

Number of base stations expected to be restored (FOMA) and the expected restoration dates

Unit: base stations

	Expected restoration dates			Total
	Mid-April	Late April	After May
Iwate	89	48	47	184
Miyagi	61	28	8	97
Fukushima	0	22	4	26

Total	150	98	59	307

Note:	Figures exclude 68 base stations located within a 30 kilometer range from the Fukushima Nuclear Power Plant.

After the earthquake struck, communications traffic increased dramatically and it was difficult for calls to get through. To address this, DOCOMO implemented maximum capacity restrictions on voice calls of 80 percent (90 percent in certain areas) around the Tohoku and Kanto regions to ensure that important communications could go through. In Miyagi prefecture, DOCOMO temporarily implemented maximum capacity restrictions on packet transmissions of 30 percent immediately after the earthquake, however, there has been no restrictions since.

With regard to DOCOMO Shops, immediately after the earthquake, 159 out of 195 shops in the Tohoku region were forced to close temporarily, but as a result of the efforts to reopen quickly, all shops, other than those in buildings that were severely damaged or those within the evacuation area around the Fukushima Nuclear Power Plant, have reopened. As of March 28, 21 DOCOMO Shops still remain closed.

Restoration status to date in the areas that were mainly impacted

•	Ishinomaki/Oshika peninsula area

Service mostly restored in the central part of Ishinomaki-shi and Higashi-Matsushima-shi

Service not yet restored in the eastern parts of Ishinomaki-shi and Onagawa-cho

•	Kesennuma area

Service mostly restored in Kesennuma-shi and the central part of Minami-Sanriku-cho

•	Sendai-Matsushima area

Service mostly restored in Sendai-shi, Tagajo-shi, Shiogama-shi and Matsushima-cho

•	Ofunato area

Service mostly restored in Ofunato-shi, and the central part of Rikuzen-Takata-shi

•	Miyako area

Service mostly restored in the central part of Miyako-shi

Service not yet restored in the northern coastal regions

•	Iwaizumi area

Service mostly restored in the central part of Iwaizumi-cho

Service not yet restored in the coastal regions

•	Kamaishi-Kaminakashima area

Service mostly restored in Kamaishi-shi and the central part of Otsuchi-cho

Service not yet restored in the surrounding areas of Kamaishi-shi and Otsuchi-cho

(2)	Organization for restoration, etc.

Immediately after the earthquake struck, DOCOMO established a Disaster Countermeasures Office in its headquarters office and the Tohoku Regional Office, thus creating an organizational structure capable of close collaboration 24-hours-a-day. These Disaster Countermeasure Offices then commenced efforts to understand the extent and nature of the damage and initiate restoration.

In Iwate, Miyagi and Fukushima, the three prefectures where the damage was the greatest, DOCOMO headquarters and branch offices, as well as group companies, are cooperating to the utmost in endeavors to restore services as quickly as possible.

(3)	Efforts to support the affected people

	Provision of Disaster Message Board service

To provide people affected by the earthquake and its aftermath with a means of communication, DOCOMO has been providing a “Disaster Message Board service” since immediately after the earthquake. In order to enable even more people to use this service as a means of communication with those affected, the regions eligible to post messages were expanded to cover the entire nation on March 17, and starting March 18, in addition to posting messages using i-mode, posting of messages from smartphones was also enabled. As of 12:00 midnight on March 28 (JST), the number of messages posted reached approximately 3.79 million.

‚	Addressing areas where mobile phones cannot be used

For areas where mobile phones cannot be used, DOCOMO has deployed approximately 30 mobile base station vehicles in efforts to secure communications. Further, to secure communication for the people affected by the earthquake, DOCOMO is renting to local administrative agencies and installing at evacuation shelters approximately 870 satellite mobile phones, approximately 1,440 mobile phones and approximately 180 tablet PCs, and has also established approximately 210 stations where mobile phones can be recharged for free using multi-chargers, solar chargers and AC adaptors. (As of 1:00 p.m., March 28 (JST))

ƒ	Release of Restoration Area Maps

For Iwate, Miyagi and Fukushima prefectures, which suffered the greatest damage from the earthquake, “Restoration Area Maps”, which enable one to confirm such details as areas where FOMA service is available, areas that have been restored or are planning to be restored through the use of mobile base station vehicles, locations where satellite mobile phone and free recharging services are available and DOCOMO Shops’ store information, as well as conduct searches using municipality names, were newly released on March 20. Furthermore, for specific details on the restoration plans, we intend to make the information available on the Restoration Area Maps in early April.

„	Launch of charity drive website for the affected areas

In order to support the affected areas, DOCOMO launched a website to collect donations from its customers. The collected contributions will be donated to a specified non-profit corporation, Japan Platform (the total donations made as of March 28 amounted to 751,315,192 yen).

…	Refund of charges

For customers living in the areas where DOCOMO’s communication facilities were unavailable* due to failures caused by the Tohoku-Pacific Ocean Earthquake, DOCOMO will refund basic monthly fees for the periods when the service was not available.

*	Customers who have subscriber addresses or billing addresses in those areas.

<Donation methods>

By “DOCOMO mobile remittance service” (from March 14)

By purchase of “Charity Content (standby displays)” (from March 14)

By “DOCOMO Points” (from March 19)

By “DCMX” (from March 24)

†	Other

Extension of walk-in payment deadline for charges (extension of approximately one month)	Payment deadline is already extended for March bills (to May 2), but DOCOMO will also extend the payment deadline for April bills to May 31.
Mobile phone repair charges for half the regular price	Services will be further extended until May 31 (previously until April 11). Service applications are accepted at DOCOMO Shops anywhere in Japan.
Free data restoring service for soaked mobile phones
Special discount at time of mobile phone purchase (maximum of 10,500 yen)
No fee for FOMA card reissuance

3.	Damage and restoration status of NTT Communications Corporation (“NTT Com”)

(1)	Current status of communication facilities

Due to the earthquake, the relay network and other networks in the Tohoku region were damaged, affecting telephone and Internet connection services. However, this is gradually recovering as NTT Com has restored its facilities and has been using other backup cable routes. Meanwhile, services remain unavailable where access lines and customers’ facilities, etc. have been affected.

Regarding corporate data communication services, such as IP-VPN and e-VLAN, a maximum of approximately 15,000 circuits in the Tohoku region were not available, but the relay network is now restored. Due to damaged access lines and customers’ facilities, etc., however, approximately 1,600 circuits are yet to be restored as of March 28.

Submarine cables connecting Japan with the United States and other parts of Asia have been partially* damaged, but NTT Com has been using other backup cable routes to maintain uninterrupted services, and there is currently no impact on its overseas communication services (overseas data communication service, overseas internet, etc.).

The data centers were not affected.

*	Damaged submarine cables (sections)

Japan-US (Japan ~ U.S.), APCN2 (Japan ~ China/Korea), China-US (Japan ~ U.S.), PC-1 (Japan ~ U.S.)

(2)	Organization for restoration, etc.

Immediately after the earthquake struck, NTT Com established a Disaster Countermeasures Office in its headquarters office, thus creating an organizational structure capable of close collaboration 24-hours-a-day. The Disaster Countermeasure Office then commenced efforts to understand the extent and nature of the damage and initiate restoration.

A team of approximately 600 people was formed to handle the restoration efforts.

(3)	Efforts to support the affected people

4.	Support status of Nippon Telegraph and Telephone West Corporation (“NTT West”)

Immediately after the earthquake struck, telephone calls to some parts of Eastern Japan, primarily the affected areas, became difficult, but this was resolved by March 12. The day after the incident, NTT West promptly deployed mobile power-supply vehicles to secure the power supply at communication facilities, and assisted in setting up special public telephones using portable satellite mobile phone and other equipment to secure a means of communication for the affected people. At the same time, NTT West continued to work at on-site surveys and restoration of communication cables, etc. with the aim of restoring customer circuits. To date, approximately 1,000 employees have provided this support.

5.	Major initiatives by other group companies

6.	Future forecasts

For the latest developments, please visit NTT group companies’ websites from the following link: http://www.ntt.co.jp/topics/20110316/index.html#news.

The damage and impact of this earthquake on NTT’s consolidated business results is currently unknown. We will make a separate announcement if we expect a material impact on our consolidated business results.

For further information, please contact:

Nippon Telegraph and Telephone Corporation,

Public Relations Office

Tel.: +81-3-5205-5550

Nippon Telegraph and Telephone East Corporation,

Public Relations Office

Tel.: +81-3-5359-3711

NTT DOCOMO, INC.

Public Relations Office

Tel.: +81-3-5156-1366

NTT Communications Corporation,

Public Relations Office

Tel.: +81-3-6700-4010

Nippon Telegraph and Telephone West Corporation,

Public Relations Office

Tel.: +81-6-4793-2311

Damage and restoration status regarding the Tohoku-Pacific Ocean Earthquake and future prospects

March 30, 2011

Nippon Telegraph and Telephone Corporation

Damage condition of communication facilities

Many exchange office buildings and facilities were affected by the large-scale earthquake and tsunami.

Further damage was caused due to depletion of battery capacity associated with the prolonged disruption in commercial power supply.

Commercial

4 Physical damage power submersion depletion of battery capacity [Mobile phone base station] DOCOMO building

× ×

3 Submersion destruction by flood? Collapsed physical damage, telephone polls, 1 depletion of battery cable disruption

× × capacity × NTT building NTT building (Exchange office (Relay building) building)

×DOCOMO Facilities,,etc . ×DOCOMO Facilities,etc . ×

×

× ×

2 Cable disruption, damaged ducts

1

Restoration status of communication services

- With support from all across the nation, over 10,000 people in total have been making an all-out effort to restore NTT Group's services
- Approximately 90% of exchange offices and mobile base station equipment have been restored through relief efforts by mobile power-supply vehicles and privately-owned power generators, and through facility restoration, such as by using backup relay routes.



(Unit: circuits)
Number of affected circuits for fixed-line services
Maximum
FLET'S Hikari
ISDN
Telephone subscriber lines
Maximum: March 13, 2011
Maximum number of affected circuits
Approx. 1.5 million circuits
As of March 28, 2011
Number of affected circuits
Approx. 112,000 circuits
(Recovery rate: 93%)
Note: Figures exclude failures due to circuit disruptions between customer homes and NTT East exchange offices.
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
3/11 3/12 3/13 3/14 3/15 3/16 3/17 3/18 3/19 3/20 3/21 3/22 3/23 3/24 3/25 3/26 3/27 3/28



(Unit: base stations)
Number of base station equipment with discontinued mobile services
Maximum
Maximum: March 12, 2011
Maximum number of off-the-air base station equipment
6,720 base stations
As of March 28, 2011
Number of off-the-air base station equipment
Approx. 690 base stations
(Recovery rate: 90%)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3/11 3/12 3/13 3/14 3/15 3/16 3/17 3/18 3/19 3/20 3/21 3/22 3/23 3/24 3/25 3/26 3/27 3/28

2

Future restoration prospects

- Going forward, NTT Group is planning to almost completely restore its services (except certain areas) by the end of April through renewal of power supplies and equipment in exchange offices, re-installation of relay transmission lines, further repair of base stations' relay transmission lines, and area remedies using large zone schemes.
- With regards to the remaining areas, NTT Group will primarily endeavor to restore services in local governments and evacuation centers where in focus, and also improve the communication environment by providing further more satellite mobile phones and other telecommunication means.



< Fixed >
< Mobile >
Approx. 1,000 buildings max*1
Approx. 6,720 base station equipment max
Actions taken so far:
• Relief efforts by mobile power-supply vehicles and privately-owned power generators (restoration of commercial power supply)
• Use of backup relay routes.
• Expansion of restored areas led by the recovery of parent station
46 unrestored buildings*2
307 disrupted base stations*2
Iwate 21 buildings
Miyagi 23 buildings
Fukushima 2 buildings
Iwate 184 base stations
Miyagi 97 base stations
Fukushima 26 base stations
March 28
Actions to be taken going forward:
・ Renewal of power supplies and equipment in exchange offices, re-installation of relay transmission lines
・ Repair of base stations' relay transmission lines using emergency fiber optic cable and Microentrance
・ Area remedies using large zone schemes
59 disrupted base stations*2
Aim to restore all buildings
Some buildings may require certain amount of time to be restored*2
Iwate 47 base stations
Miyagi 8 base stations
Fukushima 4 base stations
End of April

*1 Number of buildings with commercial power supply disruptions and equipment failures due to the earthquake.
*2 Excluding areas surrounding Fukushima Nuclear Power Plant (9 fixed-line service buildings and 68 mobile base stations).

3

Main efforts in securing a means of communication

Securing a means of communication

Safety confirmation

Life support

Deployment of mobile base station vehicles (approx. 30 vehicles)

Rental of free satellite mobile phones (approx. 870 handsets), mobile phones (approx. 1,440 handsets) and tablet PCs (approx. 180 terminals)

Installation of special public telephones utilizing portable satellite equipment (approx. 2,300 telephones)

Implemented to accommodate all requests from local governments

Installation of free Internet stations (138 stations)

Provided broadband environment through tie-ups with other companies as a means to gather information through the Internet

Provision of free public wireless LAN (FLET’S SPOT, etc.)

Provided free of charge for affected people and volunteers

Disaster Emergency Message Dial (approx. 3.17 million uses)

Disaster Emergency Broadband Message Board (approx. 0.24 million uses) Disaster Message Board (approx. 3.79 million uses)

Provision of 43 company residences (approx. 3,000 houses) and 4 gymnasia

Provided as living space for affected people upon the government’s request

Donation of 1 billion yen

* Figures as of March 28, 2011 4

Damage from the Tohoku-Pacific Ocean Earthquake

and future prospects

March 30, 2011

Nippon Telegraph and Telephone East Corporation

Status of the impact on communication facilities

Kesennuma area, Miyagi Pref.

Rikuzen-Takata area, Iwate Pref.

Kesen

Ohashi

Kesen Ohashi, Iwate Pref.

Unosumai Building, Iwate Pref.

Kitakami Building, Miyagi Pref.

Relay transmission lines

Disconnected in 90 routes* * Except for nuclear power plant area

Exchange office buildings

Demolished：18 buildings

Flooded: 23 buildings

Telephone poles destroyed by

flood, collapsed

65,000 poles in the coastal region

Aerial cable destroyed by

flood, physically damaged

6,300 km in the coastal region

2

Securing relay transmission lines

Establish backup relay routes or switch routes to achieve connectivity at disrupted points or to bypass damaged relay transmission lines.

Main relay transmission lines to be secured through the aforementioned measures.

Example of restoring transmission through the establishment of a backup relay route from Ofunato Building to Kamaishi-Kaminakashima Building (Iwate Pref.)

Kamaishi-

Kaminakashima

Ofunato

Near

Sanriku Railways

Horei　Station

[Restoration Image]

Ofunato

Building

Disconnection of the relay transmission line connecting Ofunato Building and Kamaishi- Kaminakashiima Buiding due to the earthquake

Kamaishi-

Kaminakashima

Building

: existing cables

: new cables

[Photographs showing]

the installation process

Cables were disconnected along with the Sanriku Railways’ railroad track. 11 new poles were erected for the new cabling.

Connection of the core cabling between the existing cable and the backup relay route cable.

3

Restoration prospects for exchange offices with discontinued services

NTTEAST

- Damage and restoration status of the exchange offices with discontinued services (55 buildings) are as follows.

Degree of damage		Number of buildings[*1]	Method of restoration	Expected restoration date
A	Only minor damages to buildings, but power supply facilities are damaged by flooding, etc.	16	Replacement of power supply facilities, adjustment of exchange facilities, replacement of failed parts, etc.	Mid-next week
B	Significantly damaged relay transmission lines due to a collapsed bridge	4	In addition to case A, reconstruction of transmission lines (construction of backup relay routes and re-erection of poles)	Mid-April
C	Demolished exchange offices and facilities, significantly damaged relay transmission lines, etc.	26	Construction of exchange offices, installation of switches, reconstruction of transmission lines after road restoration	Aiming for late April but may delay*
D	Fukushima Nuclear Power Plant area	9	Once the evacuation order is lifted, confirm the status and take any necessary measures	TBD

*1 As of March 28, 2011.

*2 Details will be announced separately once the timing of restoration is confirmed.

4

Restoration policy for exchange offices covering

main government building of municipalities

If the degree of damage is assessed as “C” and the government office buildings of municipalities are located within the area of an applicable exchange office, as a general rule, stopgap repair measures will be implemented within a week and public administration and other important circuits will be restored.

Municipal government office Locations of government office buildings, etc. Building Expected restoration date

Iwate Pref. Noda-cho The offices at the government building are open. Noda Mid-next week

Rikuzen-Takata-shi Main government building is submerged. Temporary office building is built next to the Takata School Lunch Service Center. Rikuzen-Takata Mid-next week

Miyagi Pref. Minami-Sanriku-cho Main government building is submerged. Temporary office building is built at the Bayside Arena. Shizugawa Mid-next week

Onagawa-cho Main government building is submerged. Temporary office building is built at the Onagawa Dai-ni Elementary School. Onagawa Mid-next week

Shichigahama-cho The offices at the government building are open. Shichigahama Mid-April

5

Service restoration schedule of disrupted buildings

NTT EAST

(Legend) [yellow] Buildings covering municipal buildings
● : Islands
△ : Partial restoration due to temporary emergency measures

《Iwate Prefecture》 21 buildings

Municipality/ Building Name		Degree of damage/restoration schedule A Mid-next week	B Mid-April	C* End of April
Noda-mura	Noda	△		○
Tanohata-mura	Tanohata	○		
Miyako-shi	Taro			○
Otsuchi-cho	Otsuchi	○		
Yamada-machi	Miyako Yamada	○		
	Miyako Funakoshi	○		
Sumita-cho	Kami Arisu	○		
	Shimo Omata	○		
	Sumita	○		
Rikuzen-Takata-shi	Rikuzen-Takata	△		○
	Kamaishi Hirota	○		
	Kesen Yokota	○		
	Kamaishi Yahagi	○		
Kamaishi-shi	Kamaishi			
	Unosumai			○
Ofunato-shi	Ofunato	○		
	Hosoura	○		
	Hikoroichi	○		
	Kamaishi Yoshihama	○		
	Sanriku			○
	Ryori	○		

《Miyagi Prefecture》 23 buildings

Municipality/ Building Name		Degree of damage/restoration schedule A Mid-next week	B Mid-April	C* End of April
Kesennuma-shi	Yamada Magome		○	
	Oshima		●	
	Karakuwa			○
Minami Sanriku-cho	Shizugawa	△		○
	Tokura			○
	Utatsu			○
Onagawa-cho	Onagawa	△		○
	Izushima			●
	Enoshima			●
Ishinomaki-shi	Okawa			○
	Oharahama			○
	Yagawa			○
	Ogatsu			○
	Ojika			○
	Miyagi Kitakami			○
	Aikawa			○
	Ishinomaki Funakoshi			○
	Oginohama			○
	Tashirojima			●
	Ajishima			●
Higashi Matsushima-shi	Nobiru			○
Shichigahama-machi	Shichigahama		△	○
Watari-cho	Arahama			○

《Fukushima Prefecture》 11 buildings

Municipality/ Building Name		Degree of damage/restoration schedule A Mid-next week	B Mid-April	C* End of April
Iwaki-shi	Hisanohama		○	
Soma-shi	Isobe		○	
Hirono-machi	Iwaki Hirono			○
Naraha-machi	Naraha			○
Tomioka-machi	Iwaki Tomioka			○
Kawauchi-mura	Iwaki Kawauchi			○
Okuma-machi	Okuma			○
Futaba-machi	Iwaki Futaba			○
Namie-machi	Namie			○
	Iwaki Tsushima			○
Katsurao-mura	Katsurao			○

*Restorations may be delayed in some cases from the original schedule (end of April).

6

Example of restoration works (new installation of switching equipment)

Shichigahama Building (Miyagi Pref.)

Since the whole Shichigahama Building was lost to floods, a SBM-BOX and IP-BOX (outdoor-use circuit switch) will be installed at the building’s original site, to restore services by mid-April.

Photographs showing the damaged Shichigahama Building

Building was carried

500m away by flood

from its original site

*Tsunami took out the

whole building

Restoration Image

: existing cables

: new cables

By suspending existing renewal and installation plans, equipment originally scheduled for a different use are to be diverted for use at the site.

Shichigahama

Building

SBM-BOX

IP-BOX

New cables will be installed to connect with existing cabling

Municipal facilities, etc

*SBM: Subscriber Module (Equipment which accommodates PSTN and leased line circuits to be multiplexed and connected to a fiber optic line, connecting to a NTT exchange office building)

7

Example of restoration works (backup relay routing + accommodation switch to a different building)

Onagawa Building (Miyagi Pref.) Service restoration in a specific area

Since the Onagawa Building was flooded and damaged, service is scheduled to be restored by mid-next week through the installation of a RSBM-F (outdoor use circuit switch) in the Onagawa Town Disaster Countermeasures Headquarters, and establishing a connection to the Watanoha Building, which is located at a higher layer within the telecommunication network.

《Photographs showing the damaged Onagawa Building

The tsunami greatly damaged the building and

flooded the surrounding area

Walls were damaged and the building was filled with driftage

Communication equipment was also damaged by the flooding

[Restoration Image]

existing cables

new cables

Watanoha

Building

Onagawa

Building

Onagawa Dai-ni

Elementary School

Onagawa Town Disaster

Countermeasures HQ

RSBM-F

Onagawa

Town Office

(Flooded)

*RSBM: Remote Subscriber Module (Equipment which accommodates PSTN and leased line circuits to be multiplexed and connected to a fiber optic line, connecting to a NTT exchange office building)

8

Example of restorations (backup relay routing + accommodation switch to a different building)

Rikuzen-Takata Building (Iwate Pref.) Temporary restoration in a specific area

Since the Rikuzen-Takata Building is not functioning due to damage from the tsunami, circuits originally situated in this building will be switched to a PSTN circuit switch located in neighboring exchange building for the restoration of services by mid-next week

Photographs showing the damaged Rikuzen-Takata Building

The tsunami greatly damaged the building and flooded the surrounding area

Power equipment was also greatly damaged from the flooding

Restoration Image

: existing cables

: existing cables (DOCOMO owned)

: new cables

Provide communication services by borrowing fiber optic lines from NTT DOCOMO from a neighboring NTT exchange office building

Kesen Yokota

Building

(Neighboring Area)

PSTN circuit switch

Rikuzen-Takata

Building

Rikuzen-Takata City Office

(Flooded)

City office/Temporary residents

PSTN

circuit

switch

9

[Reference] Restoration image of existing exchange office buildings

Removal of wreckage surrounding the building

Removal of wreckage and non-usable equipment inside the building

Restoration of building power

Installation of communication equipment

Restoration of services

10

【Reference】Exchange offices with discontinued services in Iwate Prefecture


Noda
Tanohata
Taro
Miyako Yamada
Miyako Funakoshi
Otsuchi
Unosumai
Kamaishi
Kamiarisu
Kamaishi Yoshihama
Shimo Omata
Sumita
Hikoroichi
KesenYokota
Sanriku
Ofunato
Ryori
Kamaishi Yahagi
Rikuzen Takata
Hosoura
Kamaishi Hirota
< Legend >
A
B
C
Exchange offices

11

【Reference】Exchange offices with service disruptions in Miyagi Prefecture

NTT EAST




Karakuwa
Oshima
Yamada Magome
Utatsu
Shizugawa
Tokura
Aikawa
Miyagi Kitakami
Okawa
Ishinomaki Funakoshi
Ogatsu
Onagawa
Izushima
Enoshima
Nobiru
Oginohama
Yagawa
Oharahama
Ojika
Tashirojima
Ajishima
Shichigahama
Arahama

< Legend >

- A
- B
- C
- Exchange offices

12

【Reference】Exchange offices with service disruptions in Fukushima Prefecture

NTT EAST




Isobe
30km
20km
Evacuation directive 20km radius
Iwaki Tsushima
Katsurao
Namie
Iwaki Futaba
Okuma
Fukushima Daiichi Nuclear Plant
Evacuation directive 10km radius
Iwaki Kawauchi
Iwaki Tomioka
Fukushima Daini Nuclear Plant
Naraha
Iwaki Hirono
Hisanohama
Sheltering directive 20-30km radius

< Legend >

- A
- B
- C
- D
- Exchange offices

13

Tohoku – Pacific Ocean Earthquake: Current Status and Restoration Plan

NTT DOCOMO, INC. March 30, 2011

© 2011 NTT DOCOMO, INC. All Rights Reserved.

Damage to Base Stations & Restoration Measures

788 base stations requiring inspection as of March 22 Immediately inspected disrupted base stations & implemented temporary repairs ?Services restored at 413 base stations by March 28 Services disrupted at 307 base stations as of March 28

Base Stations Requiring Inspection (March 22)

788

Inspection Results (March 28)

Transmission route failure, transmission equipment failure

Service 224

Flooding at base stations disrupted 62

Under inspection

307 21

Services Restored

413

By using

Temporary optical fiber Base station vehicles Large zone scheme

Inspection pending

(Within 30 km of nuclear plant)

68

Key Service Restoration Measures

1. Transmission line restoration

2. Transmission equipment restoration

3. Large zone scheme utilization and satellite installation

© 2011 NTT DOCOMO, INC. All Rights Reserved. 1

Restoration Progress & Outlook

Base stations requiring inspection

68

Inspection pending

March 22

491

(Disrupted)

229

(Service restored)

68

(Within 30 km of nuclear plant)

March 24

307)

413

68

(Within 30 km of nuclear plant)

March 28

Evacuation centers Temporary housing Highly populated areas

59

Optical fiber & temporary optical fiber: 183

Microwave: 23 Large zone: 18 Satellite: 24

68

(Within 30 km of nuclear plant)

Late April

248

To be restored soon

Mountain regions: 41 Tunnels: 18

68

(Within 30 km of nuclear plant)

May

© 2011 NTT DOCOMO, INC. All Rights Reserved. 2

Base Stations Expected to be Restored (1/2)

Service Restoration Schedules (248)

Scheduled for Completion by Late April

137

Iwate Mid-April Late April

89 48

89

Miyagi Mid-April Late April

61 28

22

Fukushima Mid-April Late April

0 22

248

Total Mid-April Late April

150 98

© 2011 NTT DOCOMO, INC. All Rights Reserved. 3

Base Stations Expected to be Restored (2/2)

Service Restoration Schedules (59)

Scheduled for Completion by May

Mountain Tunnels Regions Iwate 47 37 10

Miyagi 8 1 7 Fukushima 4 3 1

Total 59 41 18

Restoration Schedule Undetermined: 68

(Within 30-km of Fukushima nuclear plant )

© 2011 NTT DOCOMO, INC. All Rights Reserved. 4

Service Restoration Measures (1/3)

1. Optical fiber and temporary optical fiber

Restoring transmission lines by installing optical fiber cables

Circuit Temporary optical fiber

Existing optical fiber

restoration by

Branch ring NTT East sub-node

Branch ring Prefectural sub-node node Branch ring sub-node

Cable reconnection

© 2011 NTT DOCOMO, INC. All Rights Reserved. 5

Service Restoration Measures (2/3)

2. Large zone scheme

Utilizing large zone scheme applied to high-elevation base stations to restore services in affected areas

Tsunami Damaged by tsunami

© 2011 NTT DOCOMO, INC. All Rights Reserved. 6

Service Restoration Measures (3/3)

3 Entrance microwave system

Restoring relay transmission lines and access transmission lines by utilizing entrance microwave system

Disconnected optical cable

Relay station

4. Satellite circuits

Restoring service by installing satellite circuits

Disconnected optical cable Satellite

© 2011 NTT DOCOMO, INC. All Rights Reserved. 7

Restoration Area Maps

Restoration are map uploaded on website (Japanese only) beginning March 20

Online map shows restoration status in the heavily damaged Iwate, Miyagi and Fukushima prefectures. Users can search by municipalities to confirm areas in which:

- DOCOMO’s FOMA 3G service is available

- Services are scheduled for restoration using base station vehicles

- Satellite phones and free phone-charging services are available—docomo Shops are open for business

Service restoration schedule to be introduced in early April

To be introduced in early April

FOMA Service Area Service available

Service restored by base station vehicles Service to be restored soon

Restoration scheduled by mid-April Restoration scheduled for mid- to late April Restoration scheduled for May or beyond

Icons docomo Shop (open for business)

docomo Shop (open but with limited services) docomo Shop (closed) Free satellite mobile phone service Free mobile phone service Free mobile phone charging service Base station vehicle

Example: Rikuzentakata city map

© 2011 NTT DOCOMO, INC. All Rights Reserved. 8

Disaster Recovery Programs

The following disaster recovery programs will be extended

Program Before After

Payment deadline of Extension of walk-in payment deadline for Payment deadline of May 2 for March bills 1 charges (extension approximately one month) May 2 for March bills Payment deadline of May 31 for April bills Mobile phone repair charges for half the 2 regular price

Free data restoring service for water-soaked 3 mobile phones

(Regular price: 5,250 yen including tax)

Available until April 11 Available until May 31 Special discount at time of mobile phone 4 purchase (maximum of 10,500 yen including tax)

5 No fee for FOMA SIM card reissuance

Note: Programs 2, 3, 4 and 5 are offered at docomo Shops nationwide.

© 2011 NTT DOCOMO, INC. All Rights Reserved. 9

Attachment 1 Base Station Equipments and Base Stations

Currently reports are based on the number of disrupted base station equipments In the future, the number of disrupted base stations is to be updated as recovery efforts are made at each base station sites

As of March 28, 2011

Number of Disrupted Number of Disrupted Base Station Equipments Base Stations

Iwate 220 184 Miyagi 180 97 Fukushima 130 94* Total 530 375*

Base station: A site where base station equipments are installed.

There may be instances where there are multiple base station equipments (i.e. 2GHz & 800MHz) installed in a single base station.

*Includes 68 disrupted base stations located within 30-km of Fukushima nuclear plant

© 2011 NTT DOCOMO, INC. All Rights Reserved. 1

Attachment 2 Facility Damage

1. Base station facility (Matsuhima-Nobiru, Miyagi) Displaced by tsunami Collapse by tsunami (Concrete post)

3. Base station facility (Ishinomaki-Midori-cho, Miyagi)

2. Transmission facility (Noda-mura, Iwate)

4. docomo Shop (Ishinomaki-Higashi, Miyagi)

© 2011 NTT DOCOMO, INC. All Rights Reserved. 2

Attachment 3-1 Service Recovery (Iwate)

6:00 p.m. on Sunday, March 13 4:00 a.m. on Monday, March 28

Iwaizumi

Miyako

Kamaishi -Kaminakashima

Ofunato

Service available Service disrupted

© 2011 NTT DOCOMO, INC. All Rights Reserved. 3

Attachment 3-2 Service Recovery (Miyagi)

6:00 p.m. on Sunday, March 13 4:00 a.m. on Monday, March 28

Kesennuma

Ishinomaki –Oshika Peninsula

Sendai—Matsushima

Service available Service disrupted

© 2011 NTT DOCOMO, INC. All Rights Reserved. 4

Attachment 3-3 Service Recovery (Fukushima)

6:00 p.m. on Sunday, March 13 4:00 a.m. on Monday, March 28

Fukushima Daiichi Nuclear Plant

Fukushima Daini Nuclear Plant

Fukushima Daiichi Nuclear Plant

Fukushima Daini Nuclear Plant

Service available Service disrupted

© 2011 NTT DOCOMO, INC. All Rights Reserved. 5